INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 29, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-249029)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to me by Mr. David Orlic and Mr. Keith O’Connell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 29, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund (each, an “Acquired Fund” and together, the “Acquired Funds”), each a series of Managed Portfolio Series, into Securian AM Balanced Stabilization Fund, Securian AM Equity Stabilization Fund, and Securian AM Real Asset Income Fund, each a series of the Registrant (each, an “Acquiring Fund” and together, the “Acquiring Funds”).

A response to the comment is included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 2 to the Acquiring Funds’ Form N-14 registration statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Questions & Answers

1.	With respect to the question “Who will benefit from the Reorganization?”, the answer states “[i]n addition, Securian AM will receive payments from Liberty Street, which will be made by Liberty Street from its own resources and not by the Acquiring Funds or their shareholders, for a period of three years after the completion of the Reorganizations in recognition of the consent and assistance of Securian AM with respect to the Reorganizations and for efforts by Securian AM to maintain and service relationships with shareholders of the Acquired Funds after completion of the Reorganizations.” This appears to be a sale of an interest in Securian AM, the investment advisor for the Acquired Funds, and a transfer of the advisor’s business to Liberty Street and therefore, the provisions of Section 15(f) would need to be met.

Response: The Registrant confirms that it meets the safe harbor provisions of Section 15(f), which are (i) for the two-year period following the transaction, no “unfair burden” may be imposed on the Fund as a result of the transaction, or any express or implied terms, conditions or understandings applicable to the transaction, and (ii) during the three-year period following the Reorganization, at least 75% of the Fund’s board of directors must not be “interested persons” of the investment advisor or predecessor investment advisor within the meaning of Section 2(a)(19) of the 1940 Act.

The Registrant has added disclosure under the section entitled “Key Information About the Reorganization” as follows:

Section 15(f) of the 1940 Act

Section 15(f) of the 1940 Act provides a non-exclusive safe harbor for an investment adviser or any affiliated persons thereof to receive any amount or benefit in connection with a sale of securities of, or any other interest in, such adviser which results in an assignment of an investment advisory contract with an investment company as long as two conditions are met.

•	First, no “unfair burden” may be imposed on the investment company as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which such transaction occurs whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter of the investment company). The Acquiring Funds are not aware of any circumstances relating to the Reorganization that might result in the imposition of such an “unfair burden” on the Acquired Funds.

•	Second, during the three-year period immediately following the transaction, at least 75% of an investment company’s board of directors must not be “interested persons” of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act. The IMST Board will satisfy this condition.

* * * * *

The Registrant believes that it has fully responded to the comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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